Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market announcement dated September 15, 2009

Item 1

MARKET ANNOUNCEMENT

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39

Ultrapar Participações S.A. (“Ultrapar”) hereby informs that, in addition to the Material Notice released on August 14th, 2008, the Response to the Notice GAE/SER - 2154/08 from August 19th, 2008 and the Market Announcement released on March 31st, 2009, the valuation report of the shareholders’ equity at  market value of Ipiranga Produtos de Petróleo S.A. (current name of Chevron Brasil Ltda.) and of Sociedade Anônima de Óleo Galena Signal, as required by section II, line (b) of Article 256 of Brazilian Corporate Law, was concluded.

Ultrapar informs that it will invite its shareholders in due course to attend an Extraordinary General Meeting, under the terms of Article 256, to ratify the acquisition of the control of the above mentioned companies.

Due to the results of the valuation report, the right of withdrawal will be granted to the shareholders who dissent from the deliberation that ratifies the transaction and that are holders of common shares of Ultrapar without interruption since the closing of the market on August 13th, 2008, the day immediately before the release of the Material Notice mentioned above.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Market Announcement)